January 9, 2008

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
AVANT Immunotherapeutics, Inc.
Registration Statement on Form S-4
Filed December 21, 2007
File No. 333-148291

Dear Mr. Riedler:

        This letter is submitted on behalf of AVANT Immunotherapeutics, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") raised in your letter of January 3, 2007 to the undersigned (the "Comment Letter"). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Combined Company Management After the Merger, page 75

1.
Please revise the registration statement to include the executive compensation information for the current officers and directors of Celldex who will serve as officers and directors of AVANT Immunotherapeutics after the merger. See Item 18(a)(7)(ii) of Form S-4.

  Response 1:

  We have amended our registration statement in response to these comments. We enclose herewith marked copies of the amendment to expedite your review. Specifically, the executive compensation information for the current officers and directors of Celldex who will serve as officers and directors of the Company after the merger begins on page 150 of the amendment.

2.
Please update all of the executive compensation information for 2007 compensation.

  Response 2:

  We have amended our registration statement in response to these comments. We enclose herewith marked copies of the amendment to expedite your review. Specifically, the updated Company executive compensation information for 2007 compensation begins on page 82 of the amendment.

        As requested in the Comment Letter, in the event the Company requests acceleration of the effective date of the pending registration statement, it shall furnish a letter, at the time of such request and shall acknowledge that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570 -1526.

Very truly yours,

/s/ John T. Haggerty

John T. Haggerty, Esq.

cc:
Una S. Ryan, Ph.D.
 AVANT Immunotherapeutics, Inc.

Jennifer Riegel
Securities and Exchange Commission